Exhibit 99.2

Electra Meccanica to Participate in China International Consumer Electronics Show

VANCOUVER, May 21, 2018 /PRNewswire/ - Electra Meccanica Vehicles Corp. (OTCQB: ECCTD), a cutting-edge designer and manufacturer of electric vehicles, today announced that it will participate in the China International Consumer Electronics Show (SINOCES). The world-renowned show's 16-year history is regarded as a mecca for leaders in the consumer electronics industry. Electra Meccanica will be featuring its all-electric, single seater SOLO, as well as their eRoadster sports car. SINOCES will take place at the Qingdao International Convention Center in China from July 20-23, 2018.

"The tech giants who exhibit at this show are astounding, and we're honored to be among such esteemed innovators," said Jerry Kroll, Chairman and CEO of Electra Meccanica. "I believe that anyone who experiences Electra Meccanica's vehicles will walk away astounded, too, as our products are quite literally the driving force behind revolutionary and sustainable transport."

With big-name sponsors, SINOCES has successfully built an excellent reputation among the CE industry. Featured Exhibition Zones in 2018 include: Mobile Internet and Wearable Technology; 3D Printing & Intelligent Robotics; Smart City; Connected Home; Audio & Video & Tablet Technology and E-commerce.

Before SINOCES, Electra Meccanica participated in the Las Vegas Consumer Electronics Show (CES) in January 2018and was awarded the Automotive Innovation Award by IHS Markit, a world leader in critical information, analytics and expertise, at ShowStoppers® for its SOLO EV.

The SOLO is priced at $15,500 USD, and interested consumers can place a fully-refundable $250 deposit by visiting EMVauto.com. A publicly held company, Electra Meccanica began trading on the OTCQB exchange and announced its application filing for NASDAQ Capital Markets listing last October.